Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2021 Results Earnings News Release • Three and Twelve months ended October 31, 2021

This quarterly earnings news release should be read in conjunction with the Bank’s unaudited fourth quarter 2021 consolidated financial results for the year ended October 31, 2021, included in this Earnings News Release and the audited 2021 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD’s website at http://www.td.com/investor/. This analysis is dated December 1, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information including the 2021 MD&A relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $2.04, compared with $2.80.
•	Adjusted diluted earnings per share were $2.09, compared with $1.60.
•	Reported net income was $3,781 million, compared with $5,143 million.
•	Adjusted net income was $3,866 million, compared with $2,970 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $7.72, compared with $6.43.
•	Adjusted diluted earnings per share were $7.91, compared with $5.36.
•	Reported net income was $14,298 million, compared with $11,895 million.
•	Adjusted net income was $14,649 million, compared with $9,968 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $74 million ($65 million after tax or 4 cents per share), compared with $61 million ($53 million after tax or 3 cents per share) in the fourth quarter last year.
•	Acquisition and integration charges related to the Schwab transaction of $22 million ($20 million after-tax or 1 cent per share).

TORONTO, December 2, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the fourth quarter ended October 31, 2021. Reported earnings were $3.8 billion, down 26% compared with the fourth quarter last year, primarily reflecting a net gain on the sale of the Bank’s investment in TD Ameritrade. Adjusted earnings were $3.9 billion, up 30%.

“In 2021, we demonstrated the value of our diversified business model, delivering continued growth and shareholder returns while supporting millions of households and businesses through a second year of COVID-19-related disruption and uncertainty,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Forward-focused investments in new capabilities and innovation drove higher loan and deposit volumes in our retail businesses, increased revenues in Wealth and Insurance, and strong results in our Wholesale business in the fourth quarter of 2021. We ended the year in a position of strength, with a growing base of customers across highly competitive and diversified businesses and a robust capital position, enabling us to increase our dividend and providing us with a strong foundation upon which to continue building our business in 2022.”

The Bank announced a dividend increase of ten cents per common share for the quarter ended January 31, 2022, an increase of 13%.

Canadian Retail saw momentum in loan and deposit volumes and wealth assets

Canadian Retail reported net income was $2,137 million, an increase of 19% compared with the fourth quarter last year. The increase in earnings reflects higher revenue and lower provisions for credit losses (PCL), partially offset by higher non-interest expenses. Revenue increased 8%, reflecting strong other income growth across all businesses, as well as strength in commercial loans, credit card sales and mortgage originations. Expenses rose 8% on increased spend to support business growth, including higher variable compensation, primarily in the Wealth business, and investments in technology. PCL decreased by $198 million from the fourth quarter last year, reflecting lower impaired and performing PCL, including a performing PCL recovery this year.

Canadian Retail finished the year with strong momentum, reporting record volumes in almost every business, supported by accelerated investments in products and services to help customers feel more confident about their financial decisions. The Personal Bank extended its lead in deposits and implemented additional tools and resources to provide better advice to customers as they consider mortgage refinancing and creditor protection options. TD Wealth achieved record growth in net assets and mutual fund net sales and made further enhancements to its direct investing capabilities, adding features to the GoalAssist app and launching the TD Direct Investing Index, a first-of-its-kind snapshot into market trends.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 1

Record U.S. Retail results supported by consistent strong credit performance and sustained consumer recovery

U.S. Retail net income was $1,374 million (US$1,092 million), an increase of 58% compared with the fourth quarter last year. The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $246 million (US$195 million) in earnings, compared with the contribution of $339 million (US$255 million) from TD Ameritrade a year ago.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,128 million (US$897 million), an increase of 112% (123% in U.S. dollars) from the fourth quarter last year, primarily reflecting lower PCL and higher revenue. Revenue increased 2% (8% in U.S. dollars), reflecting growth in consumer loans and accelerated fee amortization as the U.S. Retail Bank helped small business customers obtain forgiveness for approximately 36,500 (US$3.2 billion) Paycheck Protection Program (PPP) loans. PCL was a recovery of $76 million (US$62 million), lower by $648 million (US$495 million) from the same quarter last year, reflecting lower impaired and performing PCL, including a performing PCL recovery this year. Expenses were up 3% in U.S. dollars, reflecting continued investments in the business and higher incentive-based compensation. In Canadian dollars, expenses were down 3%, reflecting appreciation of the Canadian dollar.

The U.S. Retail Bank continued to deliver innovative solutions to enhance the customer experience and meet the growing need for individualized financial advice and investment solutions. TD Bank, America’s Most Convenient Bank® (TD AMCB) announced an expanded collaboration with Autobooks to add invoicing to TD Business Simple Checking, making it easier for small and micro businesses to create and send digital invoices, and launched the Bank’s first robo-advisor and hybrid advisor capabilities, TD Automated Investing and TD Automated Investing Plus. The U.S. Retail Bank was proud that TD AMCB ranked first in the J.D. Power 2021 Small Business Banking Satisfaction Study in the South Region for the third time, and in U.S. Small Business Administration lending in its Maine-to-Florida footprint for the fifth consecutive year. TD Auto Finance also took the top spot in the Non-Captive National Bank – Prime Category of the J.D. Power 2021 Dealer Finance Satisfaction Study for the second consecutive year.

Strong Wholesale Banking performance in Q4

Wholesale Banking reported net income of $420 million this quarter, a decrease of 14% compared to a very strong fourth quarter last year, reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL. Revenue for the quarter was $1,150 million, a decrease of 8% from last year’s elevated levels, primarily reflecting lower trading-related revenue, partially offset by higher lending revenue, advisory fees and equity underwriting. PCL for the quarter was a recovery of $77 million, compared with a recovery of $6 million in the fourth quarter last year, primarily reflecting a performing PCL recovery this quarter.

The Wholesale Bank was proud to deliver record performance in 2021 as it continued to execute its strategy to build trust and deliver integrated advice and solutions to clients with the goal of long-term shared success. Continuing to show leadership in the ESG space and supporting the transition to a low carbon economy, TD Securities was the only Canadian dealer among five Joint Lead Managers on the European Union’s first NextGenerationEU Green Bond, the world’s largest ever green bond issuance.

Capital

TD’s Common Equity Tier 1 Capital ratio was 15.2%1.

Conclusion

“We are hopeful that recent progress to end the human and economic impacts of the COVID-19 pandemic will continue well into 2022. As we look ahead, we know that there is still much more to do as we rebuild our economies and tackle the complex challenges we face as a society to create a more sustainable and inclusive future for all. We have committed our know-how and resources to help drive progress,” added Masrani.

“I am proud of our achievements in 2021 and of the progress we have made, and I am most proud of our 90,000 colleagues around the world, who showed tremendous commitment and resilience over this past year. I am confident in TD’s future because of the confidence I have in them,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

[1]	This measure has been included in this document in accordance with OSFI’s Capital Adequacy Requirements guideline.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the twelve months ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Results of operations
Total revenue – reported	$10,941	$10,712	$11,844	$42,693	$43,646
Total revenue – adjusted[1]	10,941	10,712	10,423	42,693	42,225
Provision for (recovery of) credit losses	(123)	(37)	917	(224)	7,242
Insurance claims and related expenses	650	836	630	2,707	2,886
Non-interest expenses – reported	5,947	5,616	5,709	23,076	21,604
Non-interest expenses – adjusted[1]	5,898	5,576	5,646	22,909	21,338
Net income – reported	3,781	3,545	5,143	14,298	11,895

Net income – adjusted[1]	3,866	3,628	2,970	14,649	9,968
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$722.6	$719.2	$717.5	$722.6	$717.5
Total assets	1,728.7	1,703.1	1,715.9	1,728.7	1,715.9
Total deposits	1,125.1	1,118.7	1,135.3	1,125.1	1,135.3
Total equity	99.8	99.9	95.5	99.8	95.5

Total risk-weighted assets[2]	460.3	465.5	478.9	460.3	478.9
Financial ratios
Return on common equity (ROE) – reported[3]	15.7%	15.3%	23.3%	15.5%	13.6%
Return on common equity – adjusted[1]	16.1	15.6	13.3	15.9	11.4
Return on tangible common equity (ROTCE)[1]	21.3	20.8	31.5	21.2	18.7
Return on tangible common equity – adjusted[1]	21.4	20.9	17.9	21.4	15.3
Efficiency ratio – reported[3]	54.4	52.4	48.2	54.1	49.5
Efficiency ratio – adjusted[1,3]	53.9	52.0	54.2	53.7	50.5

Provision for (recovery of) credit losses as a % of net average loans and acceptances[4]	(0.07)	(0.02)	0.49	(0.03)	1.00
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.04	$1.92	$2.80	$7.73	$6.43
Diluted	2.04	1.92	2.80	7.72	6.43
Dividends per share	0.79	0.79	0.79	3.16	3.11
Book value per share[3]	51.66	51.21	49.49	51.66	49.49
Closing share price[5]	89.84	82.95	58.78	89.84	58.78
Shares outstanding (millions)
Average basic	1,820.5	1,818.8	1,812.7	1,817.7	1,807.3
Average diluted	1,823.2	1,821.8	1,813.9	1,820.2	1,808.8
End of period	1,822.0	1,820.0	1,815.6	1,822.0	1,815.6
Market capitalization (billions of Canadian dollars)	$163.7	$151.0	$106.7	$163.7	$106.7
Dividend yield[3]	3.7%	3.7%	5.1%	3.9%	4.8%
Dividend payout ratio[3]	38.7	41.2	28.2	40.9	48.3
Price-earnings ratio[3]	11.6	9.8	9.2	11.6	9.2

Total shareholder return (1 year)[3]	58.9	44.4	(17.9)	58.9	(17.9)
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$2.09	$1.96	$1.60	$7.92	$5.37
Diluted	2.09	1.96	1.60	7.91	5.36
Dividend payout ratio	37.8%	40.2%	49.2%	39.9%	57.9%

Price-earnings ratio	11.3	11.2	11.0	11.3	11.0
Capital Ratios[2]
Common Equity Tier 1 Capital ratio	15.2%	14.5%	13.1%	15.2%	13.1%
Tier 1 Capital ratio	16.5	15.9	14.4	16.5	14.4
Total Capital ratio	19.1	18.5	16.7	19.1	16.7

Leverage ratio	4.8	4.8	4.5	4.8	4.5

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements and Leverage Requirements guidelines. Refer to the “Capital Position” section in the 2021 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the 2021 MD&A, which is incorporated by reference.
[4]	Excludes acquired credit-impaired (ACI) loans.
[5]	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economy’s recovery from the COVID-19 pandemic continues. As public health restrictions are lifted, activity is resuming in higher-contact sectors. However, supply disruptions are increasingly constraining the pace of the recovery. Shortages of microchips have led to significant reductions in automobile production around the world, while the logistics industry is struggling with backlogs that are slowing the delivery of products to their final destination.

Disparities in vaccination rates are driving varying health outcomes, exacerbating supply constraints. Recent outbreaks of COVID-19 in Asia have worsened input shortages and contributed to delays at ports. With containment measures continuing to interrupt workflows, global supply chains remain at risk of ongoing disruption, which could put upward pressure on prices and limit global economic growth.

The U.S. economy grew by an estimated 2% annualized in the third calendar quarter, down from 6.5% on average in the first half of the year. After unsustainable double-digit growth in each of the first two quarters, consumer spending slowed to an annualized rate of just 1.6% in the third quarter. Much of the pullback was due to a retreat in spending on durable goods. Motor vehicle sales, in particular, contracted by an annualized 54%, in part due to scarcity of available product. In contrast, spending on services continued to recover, but at a slower rate than in previous quarters, as concerns about the Delta variant weighed on the rebound in recreation, food services and accommodation sectors.

While U.S. GDP now exceeds its pre-recession level, the recovery has been highly imbalanced. As of the third calendar quarter, spending on goods was 7% above its pre-pandemic level, while spending on services – which comprise a much larger share of the economy – was still 1.6% below that threshold. The divergence has caused a widening in the trade deficit and contributed to supply shortages. A reorientation of activity back toward services should help alleviate some of these pressures, while high levels of savings should help households absorb higher prices and allow for continued growth in calendar 2022.

The recent slowdown in U.S. economic activity is less evident in the labour market. Job growth picked up in October, suggesting a re-acceleration in economic activity in the final quarter of the calendar year. Demand for workers is very strong – the rate of job openings hit a record high at the midpoint of the year and remains well above pre-pandemic levels – but it is taking longer for employers to fill positions. As of October, there were over three million fewer people in the U.S. labour force than prior to the pandemic. This shrinkage in the labour force is restraining job growth and helping push down the unemployment rate, which hit 4.6% in October.

The uneven nature of the recovery, alongside ongoing supply constraints, has led to elevated inflationary pressures. The consumer price index rose 5.4% year-over-year in September and has been above the 5% threshold since May of this year. Price pressures appear to be becoming more widespread, encompassing not just goods categories, such as food, energy and vehicles, but also services, including shelter. The latter have historically proven more persistent.

In November, the Federal Reserve took its first steps toward reducing monetary accommodation, announcing a reduction in its monthly asset purchases from the current rate of US$80 billion in Treasuries and US$40 billion in agency mortgage-backed securities. The central bank will reduce purchases of Treasuries by US$10 billion per month and purchases of mortgage-backed securities by US$5 billion per month, putting it on track to cease expanding its balance sheet by the middle of next year. After that point, TD Economics expects the Federal Reserve to raise the federal funds rate in 25 basis points (bps) increments twice in the second half of calendar 2022. The timing and magnitude of future rate increases may be altered should inflationary pressures fail to ease to the central bank’s satisfaction.

After a pullback in activity in the second calendar quarter, the Canadian economy returned to modest growth in the third quarter. Economic reopening has led to stronger growth in service areas of the economy, but drought conditions severely hampered agricultural output through the summer months, while supply chain shortages led to a pullback in manufacturing activity that has lasted through the fall. As these impacts fade, economic activity is expected to re-accelerate. While an uptick in virus cases poses a downside risk to the outlook, especially as the winter progresses, Canada’s high rates of vaccination and more consistent implementation of mitigating policies, including mask requirements and vaccine “green passes” for indoor activities, should reduce the likelihood of major disruptions to economic activity. Meanwhile, the large pool of excess savings should continue to support spending over the course of 2022.

One key advantage for the Canadian economy is the outperformance of the labour market, which has seen all of the jobs lost during the initial pandemic shock replaced, and the labour force return to its pre-pandemic size. Still, there is room for additional progress. Job growth has been concentrated in a handful of sectors, while employment in high-contact service industries, such as leisure and hospitality, remains well below pre-COVID levels. In contrast to the dynamic in the U.S., Canada’s strong labour force growth has limited the improvement in the unemployment rate, which sat at 6.7% in October. As in the United States, demand for labour is high and job growth is expected to remain healthy.

The Canadian housing market has remained resilient. After pulling back in the summer, resale activity has re-accelerated in recent months. Average home price growth has also picked up, reflecting tight market conditions across the country. Limited supply may support prices, but the rate of home price growth should slow given the erosion in affordability and an edging up of mortgage rates.

Consumer price inflation in Canada, while lower than in the U.S., has also picked up in recent months, reaching 4.4% in September, the fastest rate in thirteen years. Accelerating food price growth, along with rising energy and shelter costs, have pushed up inflation. Like the U.S. and other advanced economies, Canada is susceptible to further price pressures from prolonged global supply chain disruptions.

The Bank of Canada kept its overnight interest rate at 0.25% in October, but went one step further than the Federal Reserve in ending its asset purchase program outright. With a stronger labour market recovery, this puts the Bank of Canada in a position to begin raising interest rates earlier than the Federal Reserve. TD Economics expects the overnight rate to rise by 25 bps in the second calendar quarter of 2022, with two more 25 bps increases to come before the end of the calendar year. TD Economics expects the Canadian dollar to remain in a range of 79-81 U.S. cents over the next two years.

THE BANK’S RESPONSE TO COVID-19

Efforts to contain the COVID-19 pandemic continued to have a profound impact on economies around the world throughout fiscal 2021. In North America, the banking sector implemented a variety of measures in March and April of 2020 to ease the strain on consumers and businesses, some of which continued into 2021. Similarly, governments, crown corporations, central banks, and regulators introduced programs to mitigate the fallout of the crisis and support the effective functioning of financial markets, and some of those measures also remained in place in 2021. TD has been actively engaged in the ongoing effort to respond to the COVID-19 pandemic, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

Beginning in the second quarter of 2020, the Bank enabled substantially all of its employees to work from home. While most of the Bank’s branch and store employees were able to return to their workplaces before the 2021 fiscal year began, approximately 60,000 TD colleagues continued to work from home throughout the 2021 fiscal year, and these arrangements are expected to remain in place for some time. TD’s operations, including the Bank’s technology infrastructure, network capacity, enterprise cloud capabilities, and remote access systems have remained stable in the months since the onset of COVID-19, providing ongoing support for work from home arrangements and a continued high level of online and mobile customer traffic. The Bank continues to evaluate its medium- and long-term plans related to COVID-19, including the impact of the economic recovery and, for various ‘return to the workplace’ scenarios.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has largely run its course, except for deferrals of real estate secured loans in the U.S., where the program allowed deferrals for up to 18 months. There have been few other customer requests for extensions. As of October 31, 2021, gross loan balances that remained subject to

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 5

COVID-related deferral programs were approximately $0.04 billion in Canada, primarily reflecting Small Business Banking and Commercial Lending portfolios ($4.4 billion as at October 31, 2020, primarily reflecting Real Estate Secured Lending, Other Consumer Lending, Small Business Banking and Commercial Lending portfolios), and US$0.49 billion in the United States, primarily in the Real Estate Secured Lending portfolio (US$2.2 billion as at October 31, 2020, primarily reflecting Real Estate Secured Lending, Other Consumer Lending, Small Business Banking and Commercial Lending portfolios). Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. The Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not included in the balances disclosed above.

In addition to direct financial assistance, the Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments described below.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed on June 30, 2021. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. As of October 31, 2021, the Bank had provided approximately 213,000 customers (July 31, 2021 – 211,000) with CEBA loans and had funded approximately $11.6 billion (July 31, 2021 – $11.5 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provided loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank receives fees on PPP loans generally ranging from 1-5% of the loan’s value at origination. The fees are amortized over the life of the loan, with any unamortized amount upon forgiveness being recognized immediately as income. The Bank will be paid by the SBA for any portion of the loan that is forgiven. The application window for new PPP loans closed on May 31, 2021. As of October 31, 2021, the Bank had funded approximately 133,000 PPP loans (July 31, 2021 – 133,000) and had approximately 36,000 PPP loans outstanding (July 31, 2021 – 72,500) with a gross carrying amount of approximately US$3.1 billion (July 31, 2021 – US$6.3 billion). During the three months ended October 31, 2021, no new PPP loans were originated (three months ended July 31, 2021 – 2,000 new PPP loans, US$0.2 billion) and approximately 36,500 PPP loans (US$3.2 billion) were forgiven (three months ended July 31, 2021 – 27,500 PPP loans, US$3.7 billion).

Other Programs

During 2021, the Bank continued to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which launched in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit and Canada Emergency Wage Subsidy through Canada Revenue Agency direct deposit.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). For further details, refer to Note 12 of the 2021 Consolidated Financial Statements. The Bank’s share of Schwab’s earnings is reported with a one-month lag, and the Bank started recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 6

On November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. Refer to the “Related Party Transactions” section in the 2021 MD&A for further details.

SIGNIFICANT ACQUISITIONS

The Bank completed two acquisitions during fiscal 2021:

Acquisition of Wells Fargo & Company’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company. The results of the acquired business have been consolidated from the acquisition date and included in the Canadian Retail segment.

Acquisition of Headlands Tech Global Markets, LLC

On July 1, 2021, the Bank acquired Headlands Tech Global Markets, LLC, a Chicago based quantitative fixed income trading company. The results of the acquired business have been consolidated from the acquisition date and included in the Wholesale segment.

These acquisitions were accounted for as business combinations under the purchase method. The excess of accounting consideration over the fair value of tangible net assets acquired is allocated to other intangibles and goodwill.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Net interest income	$6,262	$6,004	$6,027	$24,131	$24,497

Non-interest income	4,679	4,708	5,817	18,562	19,149
Total revenue	10,941	10,712	11,844	42,693	43,646
Provision for (recovery of) credit losses	(123)	(37)	917	(224)	7,242
Insurance claims and related expenses	650	836	630	2,707	2,886

Non-interest expenses	5,947	5,616	5,709	23,076	21,604
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,467	4,297	4,588	17,134	11,914
Provision for (recovery of) income taxes	910	922	(202)	3,621	1,152

Share of net income from investment in Schwab and TD Ameritrade	224	170	353	785	1,133
Net income – reported	3,781	3,545	5,143	14,298	11,895

Preferred dividends and distributions on other equity instruments	63	56	64	249	267
Net income available to common shareholders	$3,718	$3,489	$5,079	$14,049	$11,628

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Operating results – adjusted
Net interest income	$6,262	$6,004	$6,027	$24,131	$24,497

Non-interest income[2]	4,679	4,708	4,396	18,562	17,728
Total revenue	10,941	10,712	10,423	42,693	42,225
Provision for (recovery of) credit losses	(123)	(37)	917	(224)	7,242
Insurance claims and related expenses	650	836	630	2,707	2,886

Non-interest expenses[3]	5,898	5,576	5,646	22,909	21,338
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,516	4,337	3,230	17,301	10,759
Provision for income taxes	921	931	636	3,658	2,020

Share of net income from investment in Schwab and TD Ameritrade[4]	271	222	376	1,006	1,229
Net income – adjusted	3,866	3,628	2,970	14,649	9,968

Preferred dividends and distributions on other equity instruments	63	56	64	249	267

Net income available to common shareholders – adjusted	3,803	3,572	2,906	14,400	9,701
Pre-tax adjustments for items of note
Amortization of acquired intangibles[5]	(74)	(68)	(61)	(285)	(262)
Acquisition and integration charges related to the Schwab transaction[6]	(22)	(24)	–	(103)	–
Net gain on sale of the investment in TD Ameritrade[2]	–	–	1,421	–	1,421
Charges associated with the acquisition of Greystone[3]	–	–	(25)	–	(100)
Less: Impact of income taxes
Amortization of acquired intangibles	(9)	(7)	(8)	(32)	(37)
Acquisition and integration charges related to the Schwab transaction[6]	(2)	(2)	–	(5)	–
Net gain on sale of the investment in TD Ameritrade	–	–	(829)	–	(829)

Charges associated with the acquisition of Greystone	–	–	(1)	–	(2)

Total adjustments for items of note	(85)	(83)	2,173	(351)	1,927

Net income available to common shareholders – reported	$3,718	$3,489	$5,079	$14,049	$11,628

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

[2]	Adjusted non-interest income excludes the following item of note related to the Bank’s own asset acquisitions and business combinations:
i.	Net gain on sale of the investment in TD Ameritrade – Q4 2020: $1,421 million. This amount was reported in the Corporate segment.

[3]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q4 2021: $40 million, Q3 2021: $34 million, 2021: $148 million, Q4 2020: $38 million, 2020: $166 million. These charges are reported in the Corporate segment.
ii.	The Bank’s own integration costs related to the Schwab transaction – Q4 2021: $9 million, Q3 2021: $6 million, 2021: $19 million. These costs are reported in the Corporate segment.
iii.	Charges associated with the acquisition of Greystone – Q4 2020: $25 million, 2020: $100 million. These charges were reported in the Canadian Retail segment.

[4]

Adjusted share of net income from investment in Schwab and TD Ameritrade excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:

i.	Amortization of Schwab and TD Ameritrade-related acquired intangibles – Q4 2021: $34 million, Q3 2021: $34 million, 2021: $137 million, Q4 2020: $23 million, 2020: $96 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2021: $13 million, Q3 2021: $18 million, 2021: $84 million.

[5]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment. Refer to footnotes 3 and 4 for amounts.

[6]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 3 and 4 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Basic earnings per share – reported	$2.04	$1.92	$2.80	$7.73	$6.43

Adjustments for items of note	0.05	0.04	(1.20)	0.19	(1.06)
Basic earnings per share – adjusted	$2.09	$1.96	$1.60	$7.92	$5.37
Diluted earnings per share – reported	$2.04	$1.92	$2.80	$7.72	$6.43

Adjustments for items of note	0.05	0.04	(1.20)	0.19	(1.07)
Diluted earnings per share – adjusted	$2.09	$1.96	$1.60	$7.91	$5.36

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

TABLE 5:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended				For the twelve months ended
	October 31 2021	July 31 2021	October 31 2020		October 31 2021	October 31 2020
Provision for income taxes – reported	$910	$922	$(202)		$3,621	$1,152

Total adjustments for items of note	11	9	838		37	868
Provision for income taxes – adjusted	$921	$931	$636		$3,658	$2,020
Effective income tax rate – reported	20.4%	21.5%	(4.4	) %	21.1%	9.7%

Effective income tax rate – adjusted[1]	20.4	21.5	19.7		21.1	18.8

[1]	For additional information about this metric, refer to the Glossary in the 2021 MD&A, which is incorporated by reference.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 8

RETURN ON COMMON EQUITY

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP ratio, and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% Common Equity Tier 1 (CET1) Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020

Average common equity	$93,936	$90,626	$86,883	$90,677	$85,203
Net income available to common shareholders – reported	3,718	3,489	5,079	14,049	11,628

Items of note, net of income taxes	85	83	(2,173)	351	(1,927)
Net income available to common shareholders – adjusted	$3,803	$3,572	$2,906	$14,400	$9,701
Return on common equity – reported	15.7%	15.3%	23.3%	15.5%	13.6%

Return on common equity – adjusted	16.1	15.6	13.3	15.9	11.4

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)		For the three months ended		For the twelve months ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020

Average common equity	$93,936	$90,626	$86,883	$90,677	$85,203
Average goodwill	16,408	16,056	17,087	16,404	17,261
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,570	6,485	4,826	6,667	4,369
Average other acquired intangibles[1]	565	419	449	439	509

Average related deferred tax liabilities	(173)	(171)	(237)	(171)	(255)

Average tangible common equity	70,566	67,837	64,758	67,338	63,319
Net income available to common shareholders – reported	3,718	3,489	5,079	14,049	11,628

Amortization of acquired intangibles, net of income taxes	65	61	53	253	225
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,783	3,550	5,132	14,302	11,853

Other items of note, net of income taxes	20	22	(2,226)	98	(2,152)
Net income available to common shareholders – adjusted	$3,803	$3,572	$2,906	$14,400	$9,701
Return on tangible common equity	21.3%	20.8%	31.5%	21.2%	18.7%

Return on tangible common equity – adjusted	21.4	20.9	17.9	21.4	15.3

[1]	Excludes intangibles relating to software and asset servicing rights.

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average US to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the twelve months ended
	October 31, 2021 vs. October 31, 2020 Increase (Decrease)	October 31, 2021 vs. October 31, 2020 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(144)	$(752)

Non-interest expenses	(84)	(443)

Net income – after-tax	(58)	(300)
Share of net income from investment in Schwab[1]	(14)	(57)

U.S. Retail segment net income	(72)	(357)
Earnings per share (Canadian dollars)
Basic	$(0.04)	$(0.20)

Diluted	(0.04)	(0.20)

[1]	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the twelve months ended
	October 31 2021	October 31 2020	October 31 2021	October 31 2020

U.S. dollar	0.796	0.756	0.795	0.743

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable or tax exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $36 million, compared with $44 million in the fourth quarter last year, and $37 million in the prior quarter.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 9:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)		For the three months ended
	October 31 2021	July 31 2021	October 31 2020
Net interest income	$3,062	$3,044	$2,982

Non-interest income	3,458	3,535	3,047
Total revenue	6,520	6,579	6,029
Provision for (recovery of) credit losses – impaired	140	154	199

Provision for (recovery of) credit losses – performing	(87)	(54)	52
Total provision for (recovery of) credit losses	53	100	251
Insurance claims and related expenses	650	836	630
Non-interest expenses – reported	2,912	2,748	2,684
Non-interest expenses – adjusted[1]	2,912	2,748	2,659
Provision for (recovery of) income taxes – reported	768	770	662

Provision for (recovery of) income taxes – adjusted[1]	768	770	663
Net income – reported	2,137	2,125	1,802
Net income – adjusted[1]	$2,137	$2,125	$1,826
Selected volumes and ratios
Return on common equity – reported[2]	47.7%	47.6%	40.5%
Return on common equity – adjusted[1,2]	47.7	47.6	41.0
Net interest margin (including on securitized assets)	2.57	2.61	2.71
Efficiency ratio – reported	44.7	41.8	44.5

Efficiency ratio – adjusted[1]	44.7	41.8	44.1
Assets under administration (billions of Canadian dollars)[3]	$557	$538	$433

Assets under management (billions of Canadian dollars)[3]	427	420	358
Number of Canadian retail branches	1,061	1,073	1,085

Average number of full-time equivalent staff	42,205	41,763	40,725

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” section in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was 9% CET1 Capital.
[3]	For additional information about this metric, refer to the Glossary in the 2021 MD&A, which is incorporated by reference.

Quarterly comparison – Q4 2021 vs. Q4 2020

Canadian Retail reported net income for the quarter was $2,137 million, an increase of $335 million, or 19%, compared with the fourth quarter last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses. On an adjusted basis, net income increased $311 million, or 17%. The reported and adjusted annualized ROE for the quarter was 47.7%, compared with 40.5% and 41.0%, respectively, in the fourth quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,520 million, an increase of $491 million, or 8%, compared with the fourth quarter last year.

Net interest income was $3,062 million, an increase of $80 million, or 3%, reflecting volume growth, partially offset by lower deposit margins. Average loan volumes increased $37 billion, or 8%, reflecting 8% growth in personal loans and 11% growth in business loans. Average deposit volumes increased $47 billion, or 11%, reflecting 8% growth in personal deposits, 17% growth in business deposits, and 12% growth in wealth deposits. Net interest margin was 2.57%, a decrease of 14 bps, reflecting changes to balance sheet mix and the ongoing impact of the low interest rate environment.

Non-interest income was $3,458 million, an increase of $411 million, or 13%, reflecting higher fee-based revenue in the wealth and banking businesses, and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $557 billion as at October 31, 2021, an increase of $124 billion, or 29%, and Assets under management (AUM) were $427 billion as at October 31, 2021, an increase of $69 billion, or 19%, compared with the fourth quarter last year, both reflecting market appreciation and new asset growth.

PCL was $53 million, a decrease of $198 million, compared with the fourth quarter last year. PCL – impaired for the quarter was $140 million, a decrease of $59 million, or 30% largely in the credit card and commercial lending portfolios, primarily related to improved credit conditions. PCL – performing was a recovery of $87 million, lower by $139 million, reflecting a performing allowance increase in the prior year, and allowance release this quarter largely related to improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.04%, or a decrease of 18 bps compared with the fourth quarter last year.

Insurance claims and related expenses for the quarter were $650 million, an increase of $20 million, or 3%, compared with the fourth quarter last year, reflecting less favourable prior years’ claims development and higher current year claims from business growth, partially offset by improved current year claims experience and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 10

Reported non-interest expenses for the quarter were $2,912 million, an increase of $228 million, or 8%, compared with the fourth quarter last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $253 million, or 10%.

The reported and adjusted efficiency ratio for the quarter was 44.7%, compared with 44.5% and 44.1%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2021 vs. Q3 2021

Canadian Retail net income for the quarter increased $12 million, or 1%, compared with the prior quarter, reflecting lower PCL and lower insurance claims, partially offset by higher non-interest expenses and impact of premium rebates for customers in the insurance business. The annualized ROE for the quarter was 47.7%, compared with 47.6% in the prior quarter.

Revenue decreased $59 million, or 1%, compared with the prior quarter. Net interest income increased $18 million, or 1%, reflecting volume growth, partially offset by lower margins. Average loan volumes increased $10 billion, or 2%, reflecting 2% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $12 billion, or 3%, reflecting 2% growth in personal deposits, 4% growth in business deposits, and 3% growth in wealth deposits. Net interest margin was 2.57%, a decrease of 4 bps, reflecting lower mortgage prepayment revenue.

Non-interest income decreased $77 million, or 2%, reflecting the impact of premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, partially offset by higher fee-based revenue in the wealth and banking businesses.

AUA increased $19 billion, or 4%, and AUM increased $7 billion, or 2%, compared with the prior quarter, both reflecting market appreciation and new asset growth.

PCL was $53 million, a decrease of $47 million, compared with the prior quarter. PCL – impaired decreased $14 million, or 9%, primarily reflected in the consumer lending portfolios. PCL – performing was a recovery of $87 million compared to a recovery of $54 million in the prior quarter, largely reflecting continued improvement in credit conditions. Total PCL as an annualized percentage of credit volume was 0.04%, a decrease of 4 bps.

Insurance claims and related expenses for the quarter decreased $186 million, or 22%, compared with the prior quarter, reflecting more favourable prior years’ claims development, fewer severe weather-related events and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Non-interest expenses increased $164 million, or 6%, compared with the prior quarter, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.

The efficiency ratio for the quarter was 44.7%, compared with 41.8% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 11

TABLE 10:  U.S. RETAIL

(millions of dollars, except as noted)		For the three months ended
Canadian Dollars	October 31 2021	July 31 2021	October 31 2020
Net interest income	$2,103	$1,990	$2,071

Non-interest income	677	691	646
Total revenue	2,780	2,681	2,717
Provision for (recovery of) credit losses – impaired	68	63	147

Provision for (recovery of) credit losses – performing	(144)	(159)	425
Total provision for (recovery of) credit losses	(76)	(96)	572
Non-interest expenses	1,617	1,518	1,660

Provision for (recovery of) income taxes	111	161	(47)

U.S. Retail Bank net income	1,128	1,098	532

Share of net income from investment in Schwab and TD Ameritrade[1,2]	246	197	339
Net income	$1,374	$1,295	$871

U.S. Dollars
Net interest income	$1,673	$1,619	$1,566

Non-interest income	539	561	488
Total revenue	2,212	2,180	2,054
Provision for (recovery of) credit losses – impaired	53	53	111

Provision for (recovery of) credit losses – performing	(115)	(127)	322
Total provision for (recovery of) credit losses	(62)	(74)	433
Non-interest expenses	1,288	1,233	1,254

Provision for (recovery of) income taxes	89	130	(36)

U.S. Retail Bank net income	897	891	403
Share of net income from investment in Schwab and TD Ameritrade[1,2]	195	161	255
Net income	$1,092	$1,052	$658
Selected volumes and ratios
Return on common equity[3]	14.5%	13.8%	9.0%
Net interest margin[4]	2.21	2.16	2.27

Efficiency ratio	58.2	56.6	61.1
Assets under administration (billions of U.S. dollars)	$30	$29	$24

Assets under management (billions of U.S. dollars)	41	41	39
Number of U.S. retail stores	1,148	1,142	1,223

Average number of full-time equivalent staff	24,771	25,047	26,460

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 12 of the 2021 Consolidated Financial Statements for further details.
[2]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[3]	Capital allocated to the business segment was 9% CET1 Capital.
[4]

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

Quarterly comparison – Q4 2021 vs. Q4 2020

U.S. Retail net income for the quarter was $1,374 million (US$1,092 million), an increase of $503 million (US$434 million), or 58% (66% in U.S. dollars), compared with the fourth quarter last year. The annualized ROE for the quarter was 14.5%, compared with 9.0%, in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab were $1,128 million (US$897 million) and $246 million (US$195 million), respectively.

The contribution from the Bank’s investment in Schwab of US$195 million decreased US$60 million, or 24%, compared with the contribution from the Bank’s investment in TD Ameritrade in the fourth quarter last year.

U.S. Retail Bank net income of US$897 million increased US$494 million, primarily reflecting lower PCL and higher revenue.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management businesses. Revenue for the quarter was US$2,212 million, an increase of US$158 million, or 8%, compared with the fourth quarter last year. Net interest income increased US$107 million, or 7%, reflecting accelerated fee amortization from PPP loan forgiveness and growth in deposit volumes, partially offset by lower deposit margins. Net interest margin was 2.21%, a decrease of 6 bps, primarily reflecting lower deposit margins, partially offset by PPP loan forgiveness. Non-interest income increased US$51 million, or 10%, primarily reflecting higher valuation of certain investments and fee income growth from increased customer activity.

Average loan volumes decreased US$11 billion, or 6%, compared with the fourth quarter last year, reflecting a 1% decline in personal loans, and a 10% decline in business loans, primarily due to PPP loan forgiveness and paydowns and lower line usage on commercial loans. Average deposit volumes increased US$26 billion, or 7%, reflecting a 16% increase in personal deposit volumes, and an 11% increase in business deposit volumes, partially offset by a 2% decrease in sweep deposit volumes.

AUA were US$30 billion as at October 31, 2021, an increase of US$6 billion, or 25%, compared with the fourth quarter last year, reflecting loan and deposit growth. AUM were US$41 billion as at October 31, 2021, an increase of US$2 billion, or 5%, reflecting market appreciation, partially offset by net asset outflows.

PCL for the quarter was a recovery of US$62 million, lower by US$495 million compared with the fourth quarter last year. PCL – impaired was US$53 million, a decrease of US$58 million, or 52%, largely related to improved credit conditions. PCL – performing was a recovery of US$115 million, lower by US$437 million, reflecting a performing allowance increase in the prior year, and a release this quarter reflecting improved credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.15%, lower by 116 bps, compared with the fourth quarter last year.

Non-interest expenses for the quarter were US$1,288 million, an increase of US$34 million, or 3%, compared with the fourth quarter last year, primarily reflecting higher incentive compensation costs and higher investments in the business, partially offset by productivity savings.

Income taxes reflect a provision of US$89 million, compared to a recovery of US$36 million in the fourth quarter last year, higher by US$125 million, primarily reflecting higher pre-tax income, partially offset by changes to the estimated liability for uncertain tax positions.

The efficiency ratio for the quarter was 58.2%, compared with 61.1% in the fourth quarter last year.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 12

Quarterly comparison – Q4 2021 vs. Q3 2021

U.S. Retail net income increased $79 million (US$40 million), or 6% (4% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 14.5%, compared to 13.8%, in the prior quarter.

The contribution from the Bank’s investment in Schwab was US$195 million, an increase of US$34 million, or 21%, compared with the prior quarter, primarily reflecting higher net interest revenue, lower operating expenses, and higher asset management fees.

U.S. Retail Bank net income for the quarter increased US$6 million, or 1%, compared with the prior quarter.

Revenue for the quarter increased US$32 million, or 1%. Net interest income increased US$54 million, or 3%, and net interest margin was 2.21%, an increase of 5 bps, reflecting higher investment income and accelerated fee amortization from PPP loan forgiveness. Non-interest income decreased US$22 million, or 4%, primarily reflecting lower losses on low-income housing investments in the prior quarter, partially offset by higher valuation of certain investments in the current quarter.

Average loan volumes decreased US$4 billion, or 2%, compared with the prior quarter, reflecting a 6% decline in business loans, primarily due to PPP loan forgiveness and paydowns and lower line usage on commercial loans, partially offset by a 2% increase in personal loans. Average deposit volumes were relatively flat, reflecting a 4% increase in business deposit volumes and 2% increase in personal deposit volumes, offset by a 3% decrease in sweep deposit volumes.

AUA were US$30 billion as at October 31, 2021, an increase of US$1 billion, or 4%, compared with the prior quarter, reflecting loan and deposit growth. AUM were US$41 billion as at October 31, 2021, flat compared with prior quarter.

PCL was a recovery of US$62 million compared with a recovery of US$74 million in the prior quarter. PCL – impaired was flat compared to prior quarter. PCL – performing was a recovery of US$115 million, compared with a recovery of US$127 million in the prior quarter, largely reflecting continued improvement in credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.15%, higher by 3 bps.

Non-interest expenses for the quarter increased US$55 million, or 4%, compared with the prior quarter, reflecting higher marketing expenses and investments in the business coupled with higher incentive compensation costs.

Income taxes reflect a provision of US$89 million compared to a provision of US$130 million in the prior quarter, a decrease of US$41 million, primarily reflecting changes to the estimated liability for uncertain tax positions.

The efficiency ratio for the quarter was 58.2%, compared with 56.6%, in the prior quarter.

TABLE 11:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2021	July 31 2021	October 31 2020
Net interest income (TEB)	$689	$632	$609

Non-interest income	461	451	645
Total revenue	1,150	1,083	1,254
Provision for (recovery of) credit losses – impaired	(14)	–	(19)

Provision for (recovery of) credit losses – performing	(63)	2	13
Total provision for (recovery of) credit losses	(77)	2	(6)
Non-interest expenses	658	635	581

Provision for (recovery of) income taxes (TEB)	149	116	193
Net income	$420	$330	$486
Selected volumes and ratios
Trading-related revenue (TEB)[1]	$510	$467	$761
Average gross lending portfolio (billions of Canadian dollars)[2]	58.1	59.9	61.0
Return on common equity[3]	18.6%	15.7%	23.0%

Efficiency ratio	57.2	58.6	46.3

Average number of full-time equivalent staff	4,910	4,839	4,659

[1]

Trading-related revenue (TEB) is part of the total Bank’s trading-related revenue (TEB) disclosed in Table 10 in the 2021 MD&A, and is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary in the 2021 MD&A, which is incorporated by reference, for additional information about this metric.

[2]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[3]	Capital allocated to the business segment was 9% CET1 Capital.

Quarterly comparison – Q4 2021 vs. Q4 2020

Wholesale Banking net income for the quarter was $420 million, a decrease of $66 million, or 14%, compared with the fourth quarter last year, reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,150 million, a decrease of $104 million, or 8%, compared with the fourth quarter last year, primarily reflecting lower trading-related revenue, partially offset by higher lending revenue, advisory fees, and equity underwriting.

PCL for the quarter was a recovery of $77 million, compared with a recovery of $6 million in the fourth quarter last year. PCL – impaired was a recovery of $14 million. PCL – performing was a recovery of $63 million, lower by $76 million, primarily reflecting an allowance release this quarter related to improved credit conditions.

Non-interest expenses were $658 million, an increase of $77 million, or 13%, compared with the fourth quarter last year, primarily reflecting higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy and higher variable compensation.

Quarterly comparison – Q4 2021 vs. Q3 2021

Wholesale Banking net income for the quarter increased $90 million, or 27%, compared with the prior quarter, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue for the quarter increased $67 million, or 6%, primarily reflecting higher trading-related revenue, lending revenue, and advisory fees.

PCL for the quarter was a recovery of $77 million, lower by $79 million compared with the prior quarter. PCL – impaired was a recovery of $14 million. PCL – performing was a recovery of $63 million, lower by $65 million, largely reflecting improved credit conditions.

Non-interest expenses for the quarter increased $23 million, or 4%, reflecting higher technology infrastructure, software, and development costs.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 13

TABLE 12:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	October 31 2021	July 31 2021	October 31 2020

Net income (loss) – reported	$(150)	$(205)	$1,984
Adjustments for items of note
Amortization of acquired intangibles before income taxes	74	68	61
Acquisition and integration charges related to the Schwab transaction	22	24	–
Net gain on sale of the investment in TD Ameritrade	–	–	(1,421)

Less: impact of income taxes	11	9	837
Net income (loss) – adjusted[1]	$(65)	$(122)	$(213)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(202)	$(169)	$(302)

Other	137	47	89
Net income (loss) – adjusted[1]	$(65)	$(122)	$(213)

Selected volumes

Average number of full-time equivalent staff	17,772	17,657	17,849

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the 2021 MD&A, which is incorporated by reference.

Quarterly comparison – Q4 2021 vs. Q4 2020

Corporate segment’s reported net loss for the quarter was $150 million, compared with reported net income of $1,984 million in the fourth quarter last year. The year-over-year decrease was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax) in the prior year, partially offset by lower net corporate expenses and a higher contribution from other items. The decrease in net corporate expenses largely reflects $163 million ($121 million after-tax) in corporate real estate optimization costs in the prior year. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter. The adjusted net loss for the quarter was $65 million, compared with an adjusted net loss of $213 million in the fourth quarter last year.

Quarterly comparison – Q4 2021 vs. Q3 2021

Corporate segment’s reported net loss for the quarter was $150 million, compared with a reported net loss of $205 million in the prior quarter. The quarter-over-quarter decrease reflects a higher contribution from other items, partially offset by higher net corporate expenses. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses increased $33 million compared to the prior quarter. The adjusted net loss for the quarter was $65 million, compared with an adjusted net loss of $122 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 14

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)		As at
	October 31 2021	October 31 2020
ASSETS
Cash and due from banks	$5,931	$6,445
Interest-bearing deposits with banks	159,962	164,149

	165,893	170,594
Trading loans, securities, and other	147,590	148,318
Non-trading financial assets at fair value through profit or loss	9,390	8,548
Derivatives	54,427	54,242
Financial assets designated at fair value through profit or loss	4,564	4,739
Financial assets at fair value through other comprehensive income	79,066	103,285

	295,037	319,132
Debt securities at amortized cost, net of allowance for credit losses	268,939	227,679
Securities purchased under reverse repurchase agreements	167,284	169,162
Loans
Residential mortgages	268,340	252,219
Consumer instalment and other personal	189,864	185,460
Credit card	30,738	32,334
Business and government	240,070	255,799

	729,012	725,812

Allowance for loan losses	(6,390)	(8,289)

Loans, net of allowance for loan losses	722,622	717,523
Other
Customers’ liability under acceptances	18,448	14,941
Investment in Schwab	11,112	12,174
Goodwill	16,232	17,148
Other intangibles	2,123	2,125
Land, buildings, equipment, and other depreciable assets	9,181	10,136
Deferred tax assets	2,265	2,444
Amounts receivable from brokers, dealers, and clients	32,357	33,951
Other assets	17,179	18,856

	108,897	111,775
Total assets	$1,728,672	$1,715,865
LIABILITIES
Trading deposits	$22,891	$19,177
Derivatives	57,122	53,203
Securitization liabilities at fair value	13,505	13,718
Financial liabilities designated at fair value through profit or loss	113,988	59,665

	207,506	145,763
Deposits
Personal	633,498	625,200
Banks	20,917	28,969
Business and government	470,710	481,164

	1,125,125	1,135,333
Other
Acceptances	18,448	14,941
Obligations related to securities sold short	42,384	34,999
Obligations related to securities sold under repurchase agreements	144,097	188,876
Securitization liabilities at amortized cost	15,262	15,768
Amounts payable to brokers, dealers, and clients	28,993	35,143
Insurance-related liabilities	7,676	7,590
Other liabilities	28,133	30,476

	284,993	327,793
Subordinated notes and debentures	11,230	11,477
Total liabilities	1,628,854	1,620,366
EQUITY
Shareholders’ Equity
Common shares	23,066	22,487
Preferred shares and other equity instruments	5,700	5,650
Treasury – common shares	(152)	(37)
Treasury – preferred shares and other equity instruments	(10)	(4)
Contributed surplus	173	121
Retained earnings	63,944	53,845
Accumulated other comprehensive income (loss)	7,097	13,437
Total equity	99,818	95,499
Total liabilities and equity	$1,728,672	$1,715,865

[1]	The amounts as at October 31, 2021 and October 31, 2020, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 15

CONSOLIDATED STATEMENT OF INCOME[1,2]
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Interest income[3]
Loans	$6,009	$6,339	$23,959	$28,337
Securities
Interest	960	1,013	3,721	5,432
Dividends	394	403	1,594	1,714
Deposits with banks	76	70	307	350

	7,439	7,825	29,581	35,833
Interest expense
Deposits	776	1,286	3,742	8,447
Securitization liabilities	88	75	343	379
Subordinated notes and debentures	93	100	374	426
Other	220	337	991	2,084

	1,177	1,798	5,450	11,336
Net interest income	6,262	6,027	24,131	24,497
Non-interest income
Investment and securities services	1,565	1,341	6,179	5,341
Credit fees	374	354	1,453	1,400
Net securities gain (loss)	11	32	14	40
Trading income (loss)	(12)	246	313	1,404
Income (loss) from non-trading financial instruments at fair value through profit or loss	44	11	228	14
Income (loss) from financial instruments designated at fair value through profit or loss	(156)	(27)	(401)	55
Service charges	711	633	2,655	2,593
Card services	651	566	2,435	2,154
Insurance revenue	1,248	1,130	4,877	4,565

Other income (loss)	243	1,531	809	1,583

	4,679	5,817	18,562	19,149
Total revenue	10,941	11,844	42,693	43,646
Provision for (recovery of) credit losses	(123)	917	(224)	7,242
Insurance claims and related expenses	650	630	2,707	2,886
Non-interest expenses
Salaries and employee benefits	3,051	2,882	12,378	11,893
Occupancy, including depreciation	440	640	1,882	1,990
Technology and equipment, including depreciation	449	442	1,694	1,634
Amortization of other intangibles	179	207	706	817
Communication and marketing	378	338	1,203	1,187
Restructuring charges (recovery)	1	(8)	47	(16)
Brokerage-related and sub-advisory fees	112	94	427	362
Professional, advisory and outside services	568	435	1,620	1,451
Other	769	679	3,119	2,286

	5,947	5,709	23,076	21,604
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,467	4,588	17,134	11,914
Provision for (recovery of) income taxes	910	(202)	3,621	1,152
Share of net income from investment in Schwab and TD Ameritrade	224	353	785	1,133
Net income	3,781	5,143	14,298	11,895
Preferred dividends and distributions on other equity instruments	63	64	249	267
Net income available to common shareholders	$3,718	$5,079	$14,049	$11,628
Earnings per share (Canadian dollars)
Basic	$2.04	$2.80	$7.73	$6.43
Diluted	2.04	2.80	7.72	6.43
Dividends per common share (Canadian dollars)	0.79	0.79	3.16	3.11
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The amounts for the three months ended October 31, 2021, and October 31, 2020, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2021 and October 31, 2020, have been derived from the audited financial statements.

[3]

Includes $6,535 million and $26,217 million, for the three and twelve months ended October 31, 2021, respectively (three and twelve months ended October 31, 2020 – $8,766 million and $32,476 million, respectively) which have been calculated based on the effective interest rate method.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1,2,3]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Net income	$3,781	$5,143	$14,298	$11,895
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses)	(94)	69	25	257
Reclassification to earnings of net losses (gains)	(9)	(2)	(59)	(6)

Changes in allowance for credit losses recognized in earnings	3	1	1	2

	(100)	68	(33)	253
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses)	(699)	(441)	(6,082)	855
Reclassification to earnings of net losses (gains)	–	(1,531)	–	(1,531)
Net gains (losses) on hedges	230	140	1,955	(291)

Reclassification to earnings of net losses (gains) on hedges	–	1,531	–	1,531

	(469)	(301)	(4,127)	564
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses)	(1,498)	(379)	(2,411)	3,565

Reclassification to earnings of losses (gains)	144	(168)	515	(1,236)

	(1,354)	(547)	(1,896)	2,329

Share of other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(198)	(86)	(768)	(27)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	487	278	1,787	(390)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	40	(22)	433	(212)

Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	14	18	51	(51)

	541	274	2,271	(653)
Total other comprehensive income (loss), net of income taxes	(1,580)	(592)	(4,553)	2,466
Total comprehensive income (loss), net of income taxes	$2,201	$4,551	$9,745	$14,361
Attributable to:
Common shareholders	$2,138	$4,487	$9,496	$14,094

Preferred shareholders and other equity instrument holders	63	64	249	267

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The amounts for the three months ended October 31, 2021, and October 31, 2020, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2021 and October 31, 2020, have been derived from the audited financial statements.

[3]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income[1,2]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Change in unrealized gains (losses) on financial assets at fair value through other comprehensive income	$(30)	$(6)	$2	$78
Less: Reclassification to earnings of net losses (gains) in respect of financial assets at fair value through other comprehensive income	2	1	16	1
Changes in allowance for credit losses on financial assets at fair value through other comprehensive income recognized in earnings	–	–	–	1
Net gains (losses) on hedges of investments in foreign operations	82	52	693	(102)
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	–	(545)	–	(545)
Change in gains (losses) on derivatives designated as cash flow hedges	(518)	(540)	(761)	947
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(41)	(368)	(92)	121
Actuarial gains (losses) on employee benefit plans	172	98	635	(140)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	15	(8)	154	(78)

Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	5	7	18	(18)
Total income taxes	$(235)	$515	$817	$1,111

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]

The amounts for the three months ended October 31, 2021, and October 31, 2020, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2021 and October 31, 2020, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1,2]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Common shares
Balance at beginning of period	$22,945	$22,361	$22,487	$21,713
Proceeds from shares issued on exercise of stock options	19	14	165	79
Shares issued as a result of dividend reinvestment plan	102	112	414	838

Purchase of shares for cancellation and other	–	–	–	(143)

Balance at end of period	23,066	22,487	23,066	22,487
Preferred shares and other equity instruments
Balance at beginning of period	6,700	5,800	5,650	5,800
Issue of shares and other equity instruments	–	–	1,750	–

Redemption of shares and other equity instruments	(1,000)	(150)	(1,700)	(150)

Balance at end of period	5,700	5,650	5,700	5,650
Treasury – common shares
Balance at beginning of period	(189)	(59)	(37)	(41)
Purchase of shares	(2,461)	(1,965)	(10,859)	(8,752)

Sale of shares	2,498	1,987	10,744	8,756

Balance at end of period	(152)	(37)	(152)	(37)
Treasury – preferred shares and other equity instruments
Balance at beginning of period	(5)	(5)	(4)	(6)
Purchase of shares and other equity instruments	(98)	(24)	(205)	(122)

Sale of shares and other equity instruments	93	25	199	124

Balance at end of period	(10)	(4)	(10)	(4)
Contributed surplus
Balance at beginning of period	125	128	121	157
Net premium (discount) on sale of treasury instruments	5	–	–	(31)
Issuance of stock options, net of options exercised	3	–	6	–

Other	40	(7)	46	(5)

Balance at end of period	173	121	173	121
Retained earnings
Balance at beginning of period	61,167	49,934	53,845	49,497
Impact on adoption of IFRS 16, Leases	n/a [3]	n/a	n/a	(553)
Net income attributable to equity instrument holders	3,781	5,143	14,298	11,895
Common dividends	(1,437)	(1,431)	(5,741)	(5,614)
Preferred dividends and distributions on other equity instruments	(63)	(64)	(249)	(267)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments	–	(6)	(1)	(710)
Share and other equity instrument issue expenses	–	–	(5)	–
Actuarial gains (losses) on employee benefit plans	487	278	1,787	(390)

Realized gains (losses) on equity securities designated at fair value through other comprehensive income	9	(9)	10	(13)

Balance at end of period	63,944	53,845	63,944	53,845
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	610	475	543	290
Other comprehensive income (loss)	(103)	67	(34)	251

Allowance for credit losses	3	1	1	2

Balance at end of period	510	543	510	543
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	141	(230)	(252)	(40)
Other comprehensive income (loss)	49	(31)	443	(225)

Reclassification of loss (gain) to retained earnings	(9)	9	(10)	13

Balance at end of period	181	(252)	181	(252)
Gain (loss) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	–	(55)	(37)	14

Other comprehensive income (loss)	14	18	51	(51)

Balance at end of period	14	(37)	14	(37)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	5,699	9,658	9,357	8,793

Other comprehensive income (loss)	(469)	(301)	(4,127)	564

Balance at end of period	5,230	9,357	5,230	9,357
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	3,284	4,373	3,826	1,497

Other comprehensive income (loss)	(1,354)	(547)	(1,896)	2,329

Balance at end of period	1,930	3,826	1,930	3,826
Share of accumulated other comprehensive income (loss) from Investment in Schwab and TD Ameritrade	(768)	–	(768)	–
Total accumulated other comprehensive income	7,097	13,437	7,097	13,437
Total equity	$99,818	$95,499	$99,818	$95,499

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The amounts for the three months ended October 31, 2021, and October 31, 2020, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2021 and October 31, 2020, have been derived from the audited financial statements.

[3]	Not applicable.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 18

CONSOLIDATED STATEMENT OF CASH FLOWS[1,2]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Cash flows from (used in) operating activities
Net income	$3,781	$5,143	$14,298	$11,895
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses	(123)	917	(224)	7,242
Depreciation	296	429	1,360	1,324
Amortization of other intangibles	179	207	706	817
Net securities losses (gains)	(11)	(32)	(14)	(40)
Share of net income from investment in Schwab and TD Ameritrade	(224)	(353)	(785)	(1,133)
Net gain on sale of the investment in TD Ameritrade	–	(1,491)	–	(1,491)
Deferred taxes	99	(435)	258	(1,065)
Changes in operating assets and liabilities
Interest receivable and payable	(30)	27	(288)	(108)
Securities sold under repurchase agreements	(11,766)	16,995	(44,779)	63,020
Securities purchased under reverse repurchase agreements	(5,130)	(9,490)	1,878	(3,227)
Securities sold short	5,661	1,216	7,030	5,343
Trading loans and securities	(152)	(3,547)	1,177	(2,318)
Loans net of securitization and sales	(3,314)	3,012	(3,660)	(39,641)
Deposits	(110)	41,114	(6,494)	240,648
Derivatives	1,722	(4,404)	3,734	(2,196)
Non-trading financial assets at fair value through profit or loss	(138)	2,127	(842)	(2,045)
Financial assets and liabilities designated at fair value through profit or loss	21,701	(39,028)	54,498	(46,165)
Securitization liabilities	(138)	991	(719)	2,342
Current taxes	(682)	82	239	280
Brokers, dealers and clients amounts receivable and payable	(3,968)	3,745	(4,592)	(1,979)
Other, including unrealized foreign currency translation (gains) losses	6,472	3,735	27,348	(1,896)
Net cash from (used in) operating activities	14,125	20,960	50,129	229,607
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures	–	–	–	3,000
Redemption or repurchase of subordinated notes and debentures	(11)	(968)	(7)	(2,530)
Common shares issued, net	17	12	145	68
Preferred shares and other equity instruments issued	–	–	1,745	–
Repurchase of common shares	–	–	–	(847)
Redemption of preferred shares and other equity instruments	–	(156)	(700)	(156)
Sale of treasury shares and other equity instruments	2,596	2,012	10,943	8,849
Purchase of treasury shares and other equity instruments	(2,559)	(1,989)	(11,064)	(8,874)
Dividends paid on shares and distributions paid on other equity instruments	(1,387)	–	(5,555)	(3,660)
Repayment of lease liabilities	(102)	(155)	(543)	(596)
Net cash from (used in) financing activities	(1,446)	(1,244)	(5,036)	(4,746)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	6,967	(2,792)	(729)	(138,266)
Activities in financial assets at fair value through other comprehensive income
Purchases	(5,526)	(4,927)	(21,056)	(50,569)
Proceeds from maturities	6,631	16,165	33,541	49,684
Proceeds from sales	2,594	2,252	5,363	11,005
Activities in debt securities at amortized cost
Purchases	(36,360)	(53,552)	(153,896)	(146,703)
Proceeds from maturities	12,888	23,530	92,131	51,400
Proceeds from sales	652	981	2,365	1,391
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(358)	(320)	(1,129)	(1,261)
Net cash acquired from (paid for) divestitures and acquisitions	–	–	(1,858)	–
Net cash from (used in) investing activities	(12,512)	(18,663)	(45,268)	(223,319)
Effect of exchange rate changes on cash and due from banks	(53)	(18)	(339)	40
Net increase (decrease) in cash and due from banks	114	1,035	(514)	1,582
Cash and due from banks at beginning of period	5,817	5,410	6,445	4,863
Cash and due from banks at end of period	$5,931	$6,445	$5,931	$6,445
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$1,590	$743	$4,071	$2,285
Amount of interest paid during the period	1,136	1,710	5,878	11,587
Amount of interest received during the period	6,974	7,360	28,127	34,262
Amount of dividends received during the period	385	380	1,614	1,675
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The amounts for the three months ended October 31, 2021, and October 31, 2020, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2021 and October 31, 2020, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 19

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results for these segments for the three and twelve months ended October 31, 2021 and October 31, 2020 are presented in the following tables.

Results by Business Segment[1,2,3]

(millions of Canadian dollars)
	Canadian Retail		U.S. Retail		Wholesale Banking[4]		Corporate[4]		Total

			For the three months ended October 31

	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net interest income (loss)	$3,062	$2,982	$2,103	$2,071	$689	$609	$408	$365	$6,262	$6,027
Non-interest income (loss)	3,458	3,047	677	646	461	645	83	1,479	4,679	5,817
Total revenue	6,520	6,029	2,780	2,717	1,150	1,254	491	1,844	10,941	11,844
Provision for (recovery of) credit losses	53	251	(76)	572	(77)	(6)	(23)	100	(123)	917
Insurance claims and related expenses	650	630	–	–	–	–	–	–	650	630
Non-interest expenses	2,912	2,684	1,617	1,660	658	581	760	784	5,947	5,709
Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	2,905	2,464	1,239	485	569	679	(246)	960	4,467	4,588
Provision for (recovery of) income taxes	768	662	111	(47)	149	193	(118)	(1,010)	910	(202)
Share of net income from investment in Schwab and TD Ameritrade[5,6]	–	–	246	339	–	–	(22)	14	224	353
Net income (loss)	$2,137	$1,802	$1,374	$871	$420	$486	$(150)	$1,984	$3,781	$5,143

			For the twelve months ended October 31

	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net interest income (loss)	$11,957	$12,061	$8,074	$8,834	$2,630	$1,990	$1,470	$1,612	$24,131	$24,497
Non-interest income (loss)	13,549	12,272	2,684	2,438	2,070	2,968	259	1,471	18,562	19,149
Total revenue	25,506	24,333	10,758	11,272	4,700	4,958	1,729	3,083	42,693	43,646
Provision for (recovery of) credit losses	258	2,746	(250)	2,925	(118)	508	(114)	1,063	(224)	7,242
Insurance claims and related expenses	2,707	2,886	–	–	–	–	–	–	2,707	2,886
Non-interest expenses	11,003	10,441	6,417	6,579	2,709	2,518	2,947	2,066	23,076	21,604
Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	11,538	8,260	4,591	1,768	2,109	1,932	(1,104)	(46)	17,134	11,914
Provision for (recovery of) income taxes	3,057	2,234	504	(167)	539	514	(479)	(1,429)	3,621	1,152
Share of net income from investment in Schwab and TD Ameritrade[5,6]	–	–	898	1,091	–	–	(113)	42	785	1,133
Net income (loss)	$8,481	$6,026	$4,985	$3,026	$1,570	$1,418	$(738)	$1,425	$14,298	$11,895

									As at October 31

	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Total assets[7]	$509,436	$472,370	$559,503	$566,629	$514,681	$512,886	$145,052	$163,980	$1,728,672	$1,715,865
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The amounts for the three months ended October 31, 2021 and October 31, 2020 have been derived from the unaudited financial statements. The amounts for the twelve months ended October 31, 2021 and October 31, 2020 have been derived from the audited financial statements.

[3]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[4]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[5]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[6]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 12 for further details.
[7]	Total assets as at October 31, 2021 and October 31, 2020 have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 20

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TMX Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States

Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233

or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610 www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s Annual Report on Form 40-F for fiscal 2021 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2021 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, supplemental regulatory disclosure, and the 2021 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Media contacts: https://stories.td.com/media-contacts

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 2, 2021. The call will be available live via TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the fourth quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on December 2, 2021 before 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on December 2, 2021, until 11:59 p.m. ET on December 17, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 14, 2022

Toronto, Ontario

Record Date for Notice and Voting:

February 14, 2022

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 21

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on October 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391

TD BANK GROUP • FOURTH QUARTER 2021 • EARNINGS NEWS RELEASE	Page 22